UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-00898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

726 Bell Avenue, Suite 301, Carnegie, Pennsylvania		15106
(Address of principal executive office)		(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Kimberly P. Knox

Corporate Secretary

(412) 429-2454

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2024 to December 31, 2024. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are currently limited to tantulum, tin and tungsten (collectively, the “Conflict Minerals”) are contained in, and necessary to the functionality or production of, such products. The Rule requires that SEC registrants conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any such Conflict Minerals originated in the Democratic Republic of Congo or any “adjoining country” (as defined by the SEC) (collectively, the “Covered Countries”) or are from recycled or scrap sources.

Ampco-Pittsburgh Corporation (including its consolidated subsidiaries as the context may require, the “Corporation”) has determined that tin and tungsten (together, the “Identified Minerals”) were contained in, and necessary to the functionality or production of, one or more products manufactured by the Corporation or contracted by the Corporation to be manufactured (the “Covered Products”) during the period covered by this Report. As such, the Corporation has conducted in good faith an RCOI designed to determine whether any of the Identified Minerals in the Covered Products (1) originated in a Covered Country or (2) are from recycled or scrap sources.

As discussed more fully below, based on the Corporation’s RCOI, the Corporation has concluded that (a) it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country or (b) it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

The Corporation and its Business Segments

The Corporation was incorporated in Pennsylvania in 1929 and manufactures and sells highly engineered, high performance specialty metal products and customized equipment utilized by industry throughout the world. The Corporation classifies its business in two segments: Forged and Cast Engineered Products and Air and Liquid Processing.

Forged and Cast Engineered Products Segment

The Forged and Cast Engineered Products segment, consisting of Union Electric Steel Corporation and its direct and indirect subsidiaries (collectively, “UES”), has operations in the United States, England, Sweden, and Slovenia and has an equity interest in three joint-venture companies in China. The companies comprising this segment produce forged and cast products that service a wide variety of industries globally. The Forged and Cast Engineered Products segment specializes in the production of forged hardened steel rolls used mainly for cold rolling by producers of steel, aluminum, and other metals and cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. In addition, this segment produces open-die forged products which are used in the gas and oil industry and the aluminum and plastic extrusion industries.

Air and Liquid Processing Segment

The Air and Liquid Processing segment consists of Aerofin, Buffalo Air Handling, and Buffalo Pumps, all divisions of Air & Liquid Systems Corporation, a wholly-owned subsidiary of the Corporation. This segment has operations in Virginia and New York, with headquarters in Carnegie, Pennsylvania, and distributes a significant portion of its products through a common independent group of sales offices located throughout the United States and Canada.

Aerofin produces custom-engineered finned tube heat exchange coils and related heat transfer products for a variety of industries including original equipment manufacturer/commercial, fossil fuel power generation, nuclear power generation and industrial manufacturing.

Buffalo Air Handling produces large custom-designed air handling systems for institutional markets (e.g., hospitals and universities), pharmaceutical markets and general industrial building markets.

Buffalo Pumps manufactures centrifugal pumps for the fossil fuel power generation, marine defense, and industrial refrigeration industries.

Reasonable Country of Origin Inquiry

In accordance with the Exchange Act and the rules and regulations thereunder, including the Rule, the Corporation performed an assessment of its product line to examine which of the products manufactured by it or contracted to be manufactured by it contained one or more Conflict Minerals that were necessary for the functionality or production of such identified products. The Corporation concluded that the Covered Products contained one or more of the Identified Minerals of tin and tungsten. Consequently, the Corporation conducted in good faith an RCOI with respect to the Identified Minerals in such Covered Products. The purpose of the RCOI was to determine whether any of such Identified Minerals (1) originated in a Covered Country or (2) are from recycled or scrap sources.

After identifying the Covered Products, in furtherance of its RCOI efforts, the Corporation identified which suppliers may have provided materials included in the Covered Products that potentially contained any of the Identified Minerals (the “Covered Suppliers”) and conducted a supply-chain survey by contacting each Covered Supplier and providing them with the most recent due diligence template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), commonly referred to as the Conflict Mineral Report Template (the “CMRT”). The Corporation also informed the Covered Suppliers of the Corporation’s obligations with respect to conducting an RCOI and filing this Report pursuant to the Exchange Act.

The Corporation uses a network of materials suppliers from numerous countries across multiple continents. The materials sourced from Covered Suppliers are not purchased directly from the smelters where such materials originated. As such, the Corporation relies on information provided by the Covered Suppliers through the supply-chain survey. In many cases, the Covered Suppliers are several tiers separated from the smelter at which the original minerals were smelted. The Covered Suppliers (many of whom are not subject to the reporting requirements of the Exchange Act) rely on their own respective sub-suppliers to provide them with information regarding the materials sourced by such sub-suppliers, or the Covered Suppliers may purchase the materials on the secondary market from recycled or scrap sources.

The Corporation compiled and analyzed all of the CMRTs and related information received from Covered Suppliers and compared the smelters and refiners identified in the CMRT supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict-Free Smelter Program of the EICC/GeSI Conflict-Free Sourcing Initiative (the “CFSI”).

Results of the Corporation’s Good Faith RCOI and Due Diligence Process

Suppliers & Smelters

As a result of the RCOI and the Corporation’s due diligence process in connection with its use of the Identified Minerals in the Covered Products, the Corporation identified a total of 16 Covered Suppliers:

•
three suppliers of tungsten to UES;
•
one supplier of tungsten and two suppliers of tin to Aerofin;
•
two suppliers of tungsten to Buffalo Air Handling; and
•
two suppliers of tungsten and four suppliers of tin to Buffalo Pumps.

Each of these Covered Suppliers represented to the Corporation that the supplied Identified Minerals were (1) not sourced from a Covered Country or (2) originated from recycled or scrap sources.

Despite the Corporation’s best efforts to follow up with certain Covered Suppliers, the Corporation did not receive complete and thorough responses from all Covered Suppliers. There are numerous reasons for the Corporation’s inability to receive complete responsiveness from all Covered Suppliers and to identify the full supply chain or originating smelter including:

•
the Corporation is wholly dependent on information received from its direct suppliers to conduct its good faith RCOI process;
•
many Covered Suppliers are not subject to the reporting requirements of the Exchange Act;
•
the Covered Suppliers operate with varying levels of sophistication and contact with the parties necessary to provide accurate information regarding the smelter name and location for all of the Identified Minerals; and
•
it is difficult to require cooperation from suppliers who are, in some cases, multiple tiers away from the smelter of the Identified Minerals.

As a result, the Corporation has not been able to identify all of the smelters from which certain Covered Suppliers sourced the Identified Minerals (other than those identified as from recycled or scrap sources). With respect to the Identified Minerals for which the Corporation was able to identify information about the smelter through the relevant Covered Supplier, the name and location of that smelter is indicated in the tables below. Because this information is provided by the Covered Suppliers, the Corporation cannot be certain that such smelters were, in fact, in the Corporation’s supply chain.

The Corporation has noted that each of the smelters identified below (the “Identified Smelters”) is currently on the conflict-free smelters list published by the CFSI. In addition, each Covered Supplier who sourced Identified Minerals from the Identified Smelters has represented to the Corporation that the applicable Identified Smelter does not source the Identified Mineral from any Covered Country.

1. The following smelters were responsible for the tungsten sourced by suppliers of UES:

Smelter Name	Location of Smelter

Asia Tungsten Products Vietnam Ltd.	Viet Nam
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China

2. The following smelters were responsible for the tungsten sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter

China Molybdenum Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Yudu Ansheng Tungsten Co., Ltd.	China

3. The following smelters were responsible for the tin sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter

Alpha	United States
Arubis Beerse	Belgium
Arubis Berango	Spain
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Chifeng Dajingzi Tin Industry Co., Ltd.	China
China Tin Group Co., Ltd.	China
CRM Synergies	Spain
Dowa	Japan
Empresa Metalúrgica Vinto	Bolivia
EM Vinto	Bolivia
Fabrica Auricchio Industria e Comercio Ltda.	Brazil
Fenix Metals	Poland
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Jiangxi Nanshan	China
Luna Smelter, Ltd.	Rwanda
Magnu’s Minerais Metais e Ligas Ltda.	Brazil
Malaysia Smelting Corporation (MSC)	Malaysia
Melt Metais e Ligas S.A.	Brazil
Metallic Resources, Inc.	United States
Mineracao Taboca S.A.	Brazil
Minsur	Peru
Mitsubishi Materials Corporation	Japan
OMSA	Bolivia

PT ATD Makmur Mandiri Jaya	Indonesia
PT Bangka Prima Tin	Indonesia
PT Bangka Tin Industry	Indonesia
PT Bukit Timah	Indonesia
PT Mitra Stania Prima	Indonesia
PT Rajawali Rimba Perkasa	Indonesia
PT Refined Bangka Tin	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
Rui Da Hung	Taiwan
Thailand Smelting & Refining Co. Ltd.	Thailand
Thaisarco	Thailand
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin Technology & Refining	United States
White Solder Metalurgia e Mineracao Ltda.	Brazil
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Yunnan Tin Company, Ltd.	China
YunNan Gejiu Yunxin Electroyze Limited	China

4. The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Air Handling:

Smelter Name	Location of Smelter

A.L.M.T. Corp.	Japan
ACL Metais Eireli	Brazil
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil
Artek LLC	Russian Federation
Asia Tungsten Products Vietnam Ltd.	Viet Nam
Guangdong Xianglu Tungsten Co., Ltd.	China
China Molybdenum Tungsten Co., Ltd	China
Chongyi Zhangyuan Tungsten Co. Ltd.	China
CNMC (Guangxi) PGMA Co., Ltd.	China
Cronimet Brasil Ltda.	Brazil
Dongkuk Industries Co., Ltd.	Korea
Fujian Xinlu Tungsten Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Ganzhou Seadragon W & Mo Co., Ltd.	China
Global Tungsten & Powders LLC	United States
Guangdong Xianglu Tungsten Co., Ltd.	China
HANNAE FOR T Co., Ltd.	Korea
H.C. Starck Tungsten GmbH	Germany
Hubei Green Tungsten Co., Ltd.	China
Hunan Jintai New Material Co., Ltd.	China
Hunan Shizhuyuan Nonferrous Metals Co., Ltd.	China
Hunan Chenzhou Mining Co., Ltd.	China
Hydrometallurg, JSC	Russian Federation
Japan New Metals Co., Ltd.	Japan
Jingmen Dewei GEM Tungsten Resources Recycling Co., Ltd.	China
JSC “Kirovgrad Hard Alloys Plant”	Russian Federation
TANIOBIS Smelting GmbH & Co. KG	Germany
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	China
Jiangxi Gan Bei Tungsten Co., Ltd.	China
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Kenee Mining Corporation Vietnam	Viet Nam
Kennametal Fallon	United States
Kennametal Huntsville	United States
Lianyou Metals Co., Ltd.	Taiwan
Lianyou Resources Co., Ltd.	Taiwan
LLC Vostok	Russian Federation
Malamet Smelting Sdn. Bhd.	Malaysia
Malipo Haiyu Tungsten Co., Ltd.	China
Masan High-Tech Materials	Viet Nam
Moliren Ltd.	Russian Federation
Nam Viet Cromit Joint Stock Company	Viet Nam
Niagara Refining LLC	United States
NPP Tyazhmetprom LLC	Russian Federation
OOO “Technolom” 1	Russian Federation
OOO “Technolom” 2	Russian Federation
Philippine Bonway Manufacturing Industrial	Phillipines
Philippine Carreytech Metal Corp.	Phillipines
Philippine Chuangxin Industrial Co., Inc.	Phillipines
Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China
Tungsten Vietnam Joint Stock Company	Viet Nam
Unecha Refractory Metals Plant	Russian Federation

Wolfram Bergbau und Hutten AG	Austria
Xiamen Tungsten (H.C.) Co., Ltd.	China
Xiamen Tungsten Co., Ltd.	China
Yudu Ansheng Tungsten Co., Ltd.	China

5. The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter

A.L.M.T. Corp.	Japan
China Molybdenum Tungsten Co., Ltd.	China
Chongyi Zhangyuan Tungsten Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co. Ltd.	China
Ganzhou Seadragon W&Mo Co., Ltd.	China
Guangdong Xianglu Tungsten Co., Ltd.	China
H.C. Starck Tungsten GmbH	Germany
Hunan Shizhuyuan Nonferrous Metals Co., Ltd.	China
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Jiangxi Gan Bei Tungsten Co., Ltd.	China
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Kennametal Huntsville	United States
Lianyou Metals Co., Ltd.	Taiwan
Niagara Refining LLC	United States
TANIOBIS Smelting GmbH & Co. KG	Germany
Xiamen Tungsten (H.C.) Co., Ltd.	China
Wolfram Bergbau und Hutten AG	Austria

6. The following smelters were responsible for the tin sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter

Alpha	United States
Aurubis Beerse N.V. (previously Metallo Belgium N.V.)	Belgium
China Tin Group Co., Ltd.	China
CV Ayi Jaya	Indonesia
CV Venus Inti Perkasa	Indonesia

EM Vinto	Bolivia
Fabrica Auricchio Industria e Comerico Ltda.	Brazil
Fenix Metals	Poland
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Jiangxi New Nanshan Technology Ltd.	China
Luna Smelter, Ltd.	Rwanda
Malaysia Smelting Corp.	Malaysia
Metallic Resources Inc.	United States
Metallo Belgium N.V.	Belgium
Mineracao Taboca S.A.	Brazil
Minsur	Peru
Operaciones Metalurgicas S.A.	Bolivia
PT Aries Kencana Sejahtera	Indonesia
PT Artha Cipta Langgeng	Indonesia
PT ATD Makmur Mindiri Jaya	Indonesia
PT Babel Inti Perkasa	Indonesia
PT Babel Surya Alam Lestari	Indonesia
PT Bangka Prima Tin	Indonesia
PT Bangka Serumpun	Indonesia
PT Bukit Timah	Indonesia
PT Cipta Persada Mulia	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Mitra Sukses Globalindo	Indonesia
PT Prima Timah Utama	Indonesia
PT Rajawali Rimba Perkasa	Indonesia
PT Refined Bangka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Stanindo Inti Perkasa	Indonesia
PT Sukses Inti Makmur	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
PT Tommy Utama	Indonesia
Rui Da Hung	Taiwan
Thaisarco	Thailand
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin Technology & Refining	United States
White Solder Metalurgica e Mineracao Ltda.	Brazil
Yunnan Chengfeng Non-Ferrous Metals, Co., Ltd.	China

Conclusion

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, the Corporation has concluded that:

•
it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country; or
•
it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

Website Disclosure

This Report, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopgh.com. The information on, or otherwise available through, the Corporation’s website is not part of this Report.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve various risks and uncertainties. All statements in this Report other than statements of historical fact are statements that are, or could be, deemed forward-looking statements within the meaning of such Act. Words such as “may,” “intend,” “will,” “believe” and “expect,” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION
(Registrant)

Date:	May 20, 2025
/s/ Michael G. McAuley
(Signature)
Michael G. McAuley
Senior Vice President, Chief Financial Officer and Treasurer